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Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2018

March 6, 2019, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its combined results for the three month period and year ended December 31, 2018.

"The Granite team successfully executed on its corporate objectives for 2018, including the further reduction in Magna concentration and continued acquisition growth in modern distribution and e-commerce properties in our target markets. While the sale of the special purpose assets completed in 2018 has impacted NOI, FFO(1) and AFFO(2) in the short term, we are confident that we can more than offset this impact in 2019 as we successfully capitalize on strategic growth opportunities in our target markets and deploy our strong balance sheet and ample liquidity in accordance with our strategic plan. The announced increase in our distribution to an annualized target of $2.80 per unit for 2019 and longer term target AFFO payout ratio(3) of 80% reflect our confidence in achieving those objectives," commented Kevan Gorrie, President and Chief Executive Officer.

HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2018, including events subsequent to the quarter, are set out below:

  •
  Granite's net operating income ("NOI")(4) was $52.4 million in the fourth quarter of 2018 compared to $54.5 million in the prior year period. Same property NOI — cash basis(5) increased by 1.9% for the three month period ended December 31, 2018, excluding the impact of foreign exchange;

  •
  Funds from operations ("FFO")(1) was $40.9 million ($0.90 per unit) in the fourth quarter of 2018 compared to $41.6 million ($0.89 per unit) in the fourth quarter of 2017;

  •
  Adjusted funds from operations ("AFFO")(2) was $39.8 million ($0.87 per unit) in the fourth quarter of 2018 compared to $32.6 million ($0.69 per unit) in the fourth quarter of 2017;

  •
  For the year 2018, Granite's NOI was $216.6 million compared to $213.3 million in the prior year. Same property NOI — cash basis increased by 0.3% for the year ended December 31, 2018, excluding the impact of foreign exchange. FFO was $168.9 million ($3.68 per unit) in 2018 compared to $153.2 million ($3.25 per unit) in 2017. AFFO was $138.1 million ($3.01 per unit) in the year 2018 compared to $145.4 million ($3.09 per unit) in the year 2017;

  •
  On December 3, 2018, Granite acquired a 0.7 million square foot fully leased property in Shepherdsville, KY with a remaining lease term of 4.8 years for $65.9 million (US$49.0 million) and approximately 13 acres of development land in West Jefferson, OH for $1.2 million. Granite has also committed to acquire the leasehold interest in two income-producing properties located in Mississauga, ON for total consideration of $154.0 million. This commitment to purchase the leasehold interest is subject to customary closing conditions and the consent of the ground lessor and is expected to close in the second quarter of 2019;
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  •
  On March 1, 2019, Granite acquired two fully leased properties near Dallas, TX with a weighted average lease term of 9.7 years for total consideration of $168.8 million (US$123.7 million). One of the properties is a 0.8 million square foot distribution centre with excess land that can support a building expansion of up to 0.3 million square feet. The other property contains three buildings totaling 0.2 million square feet, which represents a site coverage ratio of only 2.6%, providing significant potential for future development;

  •
  Granite sold one property in the fourth quarter of 2018 and six properties subsequent to year end for total consideration of $47.3 million that comprised a 0.1 million square foot property in Germany, a parcel of vacant land in Brampton, ON, a 0.1 million square foot property located in Richmond Hill, ON and four Magna-tenanted properties with a weighted average age of 40 years comprising 0.6 million square feet in Iowa, United States. These properties generated revenue of $2.5 million in 2018;

  •
  Granite increased its 2019 targeted annualized monthly distribution by 2.9% to $2.80 ($0.233 per month) per stapled unit commencing with the monthly distribution paid in January 2019. This is Granite's seventh consecutive annual increase to its distribution and represents a cumulative increase of 40.0%;

  •
  On December 12, 2018, Granite entered into and fully drew down a $300.0 million seven-year senior unsecured non-revolving term facility (the "2025 Term Loan"). Through a cross currency interest rate swap, Granite has exchanged the variable rate interest payments from the 2025 Term Loan for Euro denominated payments at a 2.202% fixed interest rate. On December 19, 2018, Granite also entered into and fully drew down a US$185.0 million four-year senior unsecured non-revolving term facility (the "2022 Term Loan"). Through a cross currency interest rate swap, Granite has exchanged the variable rate interest payments from the 2022 Term Loan for Euro denominated payments at a 1.225% fixed interest rate; and

  •
  As a result of the increase in taxable income generated primarily by the sale transactions in 2018, Granite's Board of Trustees declared a special distribution in December 2018 of $1.20 per stapled unit which comprised $0.30 per unit payable in cash and $0.90 per unit payable by the issuance of stapled units. The cash portion of the special distribution was intended to provide liquidity to unitholders to cover all or part of any non-resident withholding taxes or other income tax obligations that may arise from the additional taxable income being distributed via the special distribution. On January 15, 2019, immediately following the issuance of the stapled units related to the portion of the special distribution payable in stapled units of $0.90 per unit, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution.
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GRANITE'S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2018	2017	2018	2017

Net operating income ("NOI")(4)	$52.4	$54.5	$216.6	$213.3
Net income attributable to stapled unitholders	$85.9	$233.6	$465.2	$357.7
Funds from operations ("FFO")(1)	$40.9	$41.6	$168.9	$153.2
Adjusted funds from operations ("AFFO")(2)	$39.8	$32.6	$138.1	$145.4
Diluted FFO per stapled unit(1)	$0.90	$0.89	$3.68	$3.25
Diluted AFFO per stapled unit(2)	$0.87	$0.69	$3.01	$3.09
Monthly distributions paid per stapled unit	$0.68	$0.65	$2.72	$2.60
Special distribution declared per stapled unit	$1.20	—	$1.20	—

As at December 31,	2018	2017

Fair value of investment properties	$3,425.0	$2,733.6
Assets held for sale	$44.2	$391.4
Cash and cash equivalents	$658.2	$69.0
Total debt	$1,303.2	$741.4
Net leverage ratio(6)	19%	25%
Number of income-producing properties	80	84
Gross leasable area ("GLA"), square feet	32.2	29.1
Occupancy, by GLA	99.1%	98.4%
Magna as a percentage of annualized revenue	54%	71%
Magna as a percentage of GLA	47%	61%
Weighted average lease term, in years by GLA	6.0	5.9
Overall capitalization rate(7)	6.7%	7.6%

A more detailed discussion of Granite's combined financial results for the three month periods and years ended December 31, 2018 and 2017 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the audited combined financial statements for the year ended December 31, 2018 and the notes thereto, which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 7, 2019 at 8:30 a.m. Eastern time. The toll free number to use for this call is 1 (800) 582 4086. For international callers, please use 1 (416) 981 9037. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558 5253 (North America) or 1 (416) 626 4100 (International) and enter reservation number 21916279. The replay will be available until Tuesday, March 19, 2019.

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OTHER INFORMATION

Additional property statistics as at December 31, 2018 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2018 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling (647) 925 7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 investment properties representing approximately 34 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Ilias Konstantopoulos, Chief Financial Officer, at (647) 925 7540.

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NON-IFRS MEASURES

Reconciliation of FFO and AFFO to Net Income Attributable to Stapled Unitholders

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)
		2018	2017	2018	2017

Net income attributable to stapled unitholders		$85.9	$233.6	$465.2	$357.7
Add (deduct):
Fair value gains on investment properties, net		(52.9)	(185.2)	(354.7)	(212.1)
Fair value losses on financial instruments		1.4	0.4	0.5	0.8
Acquisition transaction costs		0.4	0.4	8.0	0.7
Loss on sale of investment properties		1.5	0.4	6.9	0.4
Other income — settlement award		—	—	(2.3)	—
Current income tax expense associated with the sale of an investment property		—	—	0.2	—
Deferred income tax expense		4.6	(8.0)	45.0	5.7
Non-controlling interests relating to the above		—	—	0.1	—

FFO(1)	[A]	$40.9	$41.6	$168.9	$153.2
Add (deduct):
Maintenance or improvement capital expenditures paid		(1.2)	(9.3)	(17.8)	(10.7)
Leasing commissions paid		(0.2)	(1.2)	(4.2)	(2.6)
Tenant incentives paid		(0.2)	(0.2)	(9.9)	(1.0)
Tenant incentive amortization		1.3	1.4	5.4	5.4
Straight-line rent amortization		(0.8)	0.3	(4.3)	1.1

AFFO(2)	[B]	$39.8	$32.6	$138.1	$145.4
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.90	$0.89	$3.68	$3.25
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.87	$0.69	$3.01	$3.09
Basic weighted average number of stapled units	[C]	45.7	46.9	45.9	47.1
Diluted weighted average number of stapled units	[D]	45.7	47.0	45.9	47.1

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2018 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to
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  determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see above). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)
AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see above). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(3)
The AFFO payout ratio is calculated as monthly distributions declared to unitholders divided by AFFO in a period. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(4)
NOI is calculated in accordance with IFRS and is included in the audited combined financial statements as at and for the year ended December 31, 2018. Previously, Granite reported NOI as a non-IFRS financial measure, calculated as set forth in the MD&A but excluding lease termination and close-out fee revenue. NOI for the year ended December 31, 2017 as calculated under the prior method was previously reported as $211.7 million, and for the quarter ended December 31, 2017 was previously reported as $54.5 million.

(5)
Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(6)
The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(7)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or

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by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to strategically redeploy the proceeds from recently sold properties and financing initiatives; the expected completion of the acquisitions of a property in the United States and the construction and leasing of a building thereon and the leasehold interest in two properties in Canada; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2018 dated March 6, 2019, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2018 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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HIGHLIGHTS
GRANITE'S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS
CONFERENCE CALL
OTHER INFORMATION
NON-IFRS MEASURES
FORWARD-LOOKING STATEMENTS